Valeritas Holdings, Inc.

750 Route 202 South, Suite 600

Bridgewater, NJ 08807

October 26, 2018

VIA EDGAR

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery

100 F. Street, N.E.
Washington, D.C. 20549

Re:                             Valeritas Holdings, Inc.

Registration Statement on Form S-1

File No. 333-226958

Ladies and Gentlement:

Valeritas Holdings, Inc., a Delaware corporation, hereby notifies the Securities and Exchange Commission that, in connection with the above-referenced Registration Statement, it hereby withdraws its previous request for acceleration of the effective date of the above referenced Registration Statement by letter dated October 23, 2018.

Please contact Emilio Ragosa, Esq. of DLA Piper LLP (US) with any questions or comments at (973) 307-3004.

Very truly yours,

Valeritas Holdings, Inc.

By:	/s/ John Timberlake
Name:	John Timberlake
Title:	Chief Executive Officer